UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GETTY IMAGES, INC.

(Name of Issuer)

GETTY IMAGES, INC.

GETTY INVESTMENTS L.L.C.

ABE INVESTMENT, L.P.

ABE GP LLC

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

HELLMAN & FRIEDMAN LLC

MARK GETTY

THE OCTOBER 1993 TRUST

CHEYNE WALK TRUST

RONALD FAMILY TRUST B

JONATHAN KLEIN

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374276103

(CUSIP Number of Class of Securities)

Getty Images, Inc. 601 North 34th Street Seattle, WA 98103 Attn: John Lapham, Esq. (206) 925-5000	Getty Investments L.L.C. 5390 Kietzke Lane, Suite 202 Reno, NV 89511 Attn: Jan D. Moehl and Mark Jenness, Esq. (775) 412-4300	Abe Investment, L.P. c/o Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 Attn: Arrie Park, Esq. (415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Pkwy Redwood Shores, CA 94065 (650) 802-3000	Sarah K. Solum, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Brian M. Stadler, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,577,636	$81,570

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the sum of (A) 59,644,904 shares of Common Stock multiplied by $34.00 per share; (B) in-the-money stock options with respect to 1,180,477 shares of Common Stock multiplied by $6.58 per share (which is the difference between $34.00 and the weighted average exercise price of $27.42 per share); and (C) restricted stock units with respect to 1,173,192 shares of Common Stock multiplied by $34.00 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was calculated by multiplying the transaction value by 0.0000393.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$81,570

Form or Registration No.:	Schedule 14A

Filing Party:	Getty Images, Inc.

Date Filed:	March 27, 2008

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Getty Images, Inc., a Delaware corporation (“Getty Images” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (b) Getty Investments L.L.C., a Delaware limited liability company, (c) Abe Investment, L.P., a Delaware limited partnership (“Parent”), (d) Abe GP LLC, a Delaware limited liability company, (e) Hellman & Friedman Capital Partners VI, L.P., a Delaware limited partnership, (f) Hellman & Friedman Investors VI, L.P., a Delaware limited partnership, (g) Hellman & Friedman LLC, a Delaware limited liability company, (h) Mark Getty, an individual and chairman of the board of directors of Getty Images, (i) The October 1993 Trust, (j) Cheyne Walk Trust, (k) Ronald Family Trust B and (l) Jonathan Klein, an individual and chief executive officer of Getty Images (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On June 20, 2008, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of February 24, 2008, by and among the Company, Parent and Abe Acquisition Corp., a Delaware corporation (“Merger Sub”) (the “Merger Agreement”), as contemplated by the Merger Agreement.

On July 2, 2008, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. At the effective time of the Merger, (a) each outstanding share of common stock of the Company (other than shares held by Parent or any of its subsidiaries, including shares contributed to Parent immediately prior to the completion of the Merger by certain stockholders of the Company) was automatically converted into the right to receive $34.00 in cash, without interest, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s common stock will cease to trade on the New York Stock Exchange and became eligible for delisting from the New York Stock Exchange and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

(a)(1)	Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2008 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Getty Images, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on February 26, 2008.

(a)(6)	Press Release, dated July 2, 2008, incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission on July 2, 2008.

(b)(1)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp.*

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 24, 2008.*

(c)(3)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 18, 2008.*

(c)(4)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 7, 2008.*

(c)(5)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated December 2007.*

(c)(6)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 28, 2007.*

(c)(7)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 6, 2007.*

(c)(8)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated October 10, 2007.*

(c)(9)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated September 19, 2007.*

(c)(10)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 11, 2008.**

(c)(11)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 10, 2008.**

(c)(12)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 10, 2008.**

(d)(1)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of February 24, 2008, among Abe Investment, L.P., Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 3 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(3)	Interim Investors Agreement, dated as of February 24, 2008, by and among Abe Investment, L.P., Abe Acquisition Corp., Abe Investment Holdings, Inc., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 4 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(4)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(5)	Waiver and Amendment to Restated Option Agreement, dated February 24, 2008, by and among Getty Investments L.L.C., Getty Images, Inc., Getty Communications Limited and Abe Investment, L.P., incorporated herein by reference to Exhibit 5 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(6)	Letter Agreement, dated as of February 24, 2008, between Getty Investments L.L.C. and Getty Images, Inc., incorporated herein by reference to Exhibit 6 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(7)	Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008, by and among Getty Images, Inc., Getty Investments L.L.C., Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, and Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement, incorporated herein by reference to Exhibit 7 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(8)	Letter Agreement, dated as of December 17, 2007, between Getty Investments L.L.C. and Getty Images, Inc., as amended, incorporated herein by reference to Exhibit 8 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(9)	Registration Rights Agreement, dated as of February 9, 1998, by and between Getty Images, Inc. and Getty Investments L.L.C., incorporated herein by reference to Exhibit 10.7 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(10)

First Amendment to Registration Rights Agreement dated as of November 22, 1999, incorporated herein by reference to Exhibit 9 of the 13D/A filed by Getty Investments L.L.C. with the Securities and Exchange Commission on December 9, 1999.

(d)(11)	Stockholders’ Agreement, dated as of February 9, 1998, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited, October 1993 Trust, PDI, L.L.C., Mark Torrance, and Wade Torrance, incorporated herein by reference to Exhibit 10.8 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(12)

Restated Option Agreement among Getty Images, Inc., Getty Communications plc and Getty Investments L.L.C., dated February 9, 1998, incorporated herein by reference to Exhibit 10.21 of Amendment No. 3 to the Form S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(13)	Equity Commitment Letter, dated February 24, 2008, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. and Abe Investment, L.P.**

(d)(14)	Co-Investor Equity Commitment Letter, dated February 24, 2008, by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Farallon Capital Offshore Investors II, L.P. and Abe Investment, L.P.**

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on March 27, 2008.
**	Previously filed on May 8, 2008.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2008

GETTY IMAGES, INC.

By:	/s/ John Lapham
Name:	John Lapham
Title:	Senior Vice President and General Counsel

GETTY INVESTMENTS L.L.C.

By:	/s/ Jan D. Moehl
Name:	Jan D. Moehl
Title:	Officer

ABE INVESTMENT, L.P.

By:	/s/ John Lapham
Name:	John Lapham
Title:	Vice President and Secretary

ABE GP LLC

By:	Hellman & Friedman Capital Partners VI, L.P., its managing member

	By:	Hellman & Friedman Investors VI, L.P., its general partner

		By:	Hellman & Friedman LLC, its general partner

			By:	/s/ C. Andrew Ballard
			Name:	C. Andrew Ballard
			Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

	By:	/s/ C. Andrew Ballard
		Name:	C. Andrew Ballard
		Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

By:	Hellman & Friedman LLC, its general partner

	By:	/s/ C. Andrew Ballard
	Name:	C. Andrew Ballard
	Title:	Managing Director

HELLMAN & FRIEDMAN LLC

By:	/s/ C. Andrew Ballard
Name:	C. Andrew Ballard
Title:	Managing Director

/s/ Mark Getty
Mark Getty

THE OCTOBER 1993 TRUST

By:	RBC Trustee (CI) Limited, as Trustee

	By:	/s/ Philip James Jackman Le Vesconte
Name: Philip James Jackman Le Vesconte
Title: Authorised Signatory

CHEYNE WALK TRUST

By:	Remainderman Ltd., as Trustee,

	By:	Sutton Place Investments,
as Administrative Agent

	By:	/s/ Jan D. Moehl
Name: Jan D. Moehl
Title: Chief Investment Officer

RONALD FAMILY TRUST B

By:	Remainderman Ltd., as Trustee,

	By:	Sutton Place Investments,
as Administrative Agent

	By:	/s/ Jan D. Moehl
Title: Chief Investment Officer

By:	GFT LLC, as Trustee

	By:	Sutton Place Investments,
as Administrative Agent

	By:	/s/ Jan D. Moehl
Name: Jan D. Moehl
Title: Chief Investment Officer

/s/ Jonathan Klein
Jonathan Klein

Exhibit Index

(a)(1)	Proxy Statement of Getty Images, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2008 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Getty Images, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form 8-K of Getty Images, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on February 26, 2008.

(a)(6)	Press Release, dated July 2, 2008, incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission on July 2, 2008.

(b)(1)	Senior Secured Credit Facilities Commitment Letter, dated February 24, 2008, from Barclays Bank Plc, General Electric Capital Corporation, GE Capital Markets, Inc., The Royal Bank of Scotland Plc and RBS Securities Corporation to Abe Acquisition Corp.*

(c)(1)	Opinion of Goldman, Sachs & Co. (“Goldman Sachs”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)	Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 24, 2008.*

(c)(3)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 18, 2008.*

(c)(4)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 7, 2008.*

(c)(5)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated December 2007.*

(c)(6)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 28, 2007.*

(c)(7)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated November 6, 2007.*

(c)(8)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated October 10, 2007.*

(c)(9)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated September 19, 2007.*

(c)(10)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 11, 2008.**

(c)(11)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 10, 2008.**

(c)(12)	Draft Presentation of Goldman Sachs to the board of directors of Getty Images, Inc., dated February 10, 2008.**

(d)(1)	Agreement and Plan of Merger, dated as of February 24, 2008, by and among Getty Images, Inc., Abe Investment, L.P. and Abe Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of February 24, 2008, among Abe Investment, L.P., Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 3 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(3)	Interim Investors Agreement, dated as of February 24, 2008, by and among Abe Investment, L.P., Abe Acquisition Corp., Abe Investment Holdings, Inc., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement, incorporated herein by reference to Exhibit 4 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(4)	Rollover Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., the October 1993 Trust, the Cheyne Walk Trust, the Ronald Family Trust B, Mark H. Getty and the Options Settlement to Abe Investment, L.P., incorporated herein by reference to Exhibit 2 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(5)	Waiver and Amendment to Restated Option Agreement, dated February 24, 2008, by and among Getty Investments L.L.C., Getty Images, Inc., Getty Communications Limited and Abe Investment, L.P., incorporated herein by reference to Exhibit 5 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(6)	Letter Agreement, dated as of February 24, 2008, between Getty Investments L.L.C. and Getty Images, Inc., incorporated herein by reference to Exhibit 6 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(7)	Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008, by and among Getty Images, Inc., Getty Investments L.L.C., Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, and Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement, incorporated herein by reference to Exhibit 7 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(8)	Letter Agreement, dated as of December 17, 2007, between Getty Investments L.L.C. and Getty Images, Inc., as amended, incorporated herein by reference to Exhibit 8 of Amendment No. 6 to Schedule 13D filed by Getty Investments L.L.C. with the Securities and Exchange Commission on February 27, 2008.

(d)(9)	Registration Rights Agreement, dated as of February 9, 1998, by and between Getty Images, Inc. and Getty Investments L.L.C., incorporated herein by reference to Exhibit 10.7 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(10)

First Amendment to Registration Rights Agreement dated as of November 22, 1999, incorporated herein by reference to Exhibit 9 of the 13D/A filed by Getty Investments L.L.C. with the Securities and Exchange Commission on December 9, 1999.

(d)(11)	Stockholders’ Agreement, dated as of February 9, 1998, among Getty Images, Inc., Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited, October 1993 Trust, PDI, L.L.C., Mark Torrance, and Wade Torrance, incorporated herein by reference to Exhibit 10.8 of the S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(12)

Restated Option Agreement among Getty Images, Inc., Getty Communications plc and Getty Investments L.L.C., dated February 9, 1998, incorporated herein by reference to Exhibit 10.21 of Amendment No. 3 to the Form S-4 on Form S-4/A filed by Getty Images, Inc. with the Securities and Exchange Commission on December 23, 1997.

(d)(13)	Equity Commitment Letter, dated February 24, 2008, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. and Abe Investment, L.P.**

(d)(14)	Co-Investor Equity Commitment Letter, dated February 24, 2008, by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Farallon Capital Offshore Investors II, L.P. and Abe Investment, L.P.**

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on March 27, 2008.
**	Previously filed on May 8, 2008.